                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                       VWR Scientific Products Corporation
                              (Name of the Issuer)

                               EM Subsidiary, Inc.
                          EM Laboratories, Incorporated
                         Merck KGaA, Darmstadt, Germany
                       (Name of Persons Filing Statement)

                    Common Shares, par value $1.00 per share
                         (Title of Class of Securities)

                            918435108 - Common Shares
                      (CUSIP Number of Class of Securities)

                                Stephen J. Kunst
                          Vice President and Secretary
                               EM Subsidiary, Inc.
                        c/o EM Laboratories, Incorporated
                                 7 Skyline Drive
                            Hawthorne, New York 10532
                            Telephone: (914) 592-4660
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 with a copy to:
                              Klaus H. Jander, Esq.
                           Richard T. McDermott, Esq.
                               Rogers & Wells LLP
                                 200 Park Avenue
                          New York, New York 10166-0153
                            Telephone: (212) 878-8000

     This statement is filed in connection with (check the appropriate box):

         a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934

         b. |_| The filing of a registration statement under the Securities Exchange Act of 1933.

         c. |X| A tender offer.

         d. |_| None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. |_|

                            Calculation of Filing Fee

-------------------------------------------------------------------------------
Transaction Value - $637,761,832.00           Filing Fee - $127,552.00
-------------------------------------------------------------------------------

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:     $127,552.00      Filing parties:   EM Subsidiary, Inc.
                                                               EM Laboratories, Incorporated
                                                               Merck KGaA, Darmstadt, Germany
Form or registration no.:   Schedule 14D-1   Date filed:       June 14, 1999


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1  Transaction Value based upon the tender of the 17,236,806 shares of VWR
   Scientific Products Corporation Common Shares not owned by the Bidders at $37.00 per share.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

         (a) The issuer of the class of equity security that is the subject of the Rule 13e-3 transaction is VWR Scientific Products Corporation, a Pennsylvania corporation (the "Company"). The address of the Company's principal executive offices is 1310 Goshen Parkway, West Chester, Pennsylvania 19380.

         (b) The title of the securities that are the subject of the Rule 13e-3 transaction is the Company's common shares, par value $1.00 per share ("Common Shares"). The number of Common Shares outstanding as of May 31, 1999 is 28,968,627. The number of Common Shares not owned by Bidders being sought for tender is 17,236,806. The approximate number of holders of record of the Common Shares as of March 31, 1999 is 1500.

         (c) The principal market in which the Common Shares is traded is the Nasdaq National Market. The information in Section 7 ("Price Range of Shares; Dividends") of the Offer to Purchase, which is Exhibit (d)(1) of this Statement (the "Offer to Purchase"), is incorporated by reference.

         (d) Insofar as EM Subsidiary, Inc. ("Purchaser"), EM Laboratories, Incorporated ("Parent") and Merck KGaA are aware, the Company has not paid any dividends during the past two years with respect to its Common Shares. The Company's existing credit facility limits the payment of dividends by the Company to its shareholders and there are also restrictions on the ability of the Company's subsidiaries to pay dividends to the Company. The Plan and Agreement of Merger, dated as of June 8, 1999, among Parent, Purchaser and the Company (the "Merger Agreement"), prohibits the Company from paying any dividends, without the consent of Parent, prior to the merger of Purchaser and the Company contemplated by the Merger Agreement (the "Merger").

         (e) Pursuant to a prospectus dated November 18, 1997, the Company made an underwritten public offering of 3,025,000 Common Shares at an offering price of $22.75 per share, resulting in aggregate proceeds to the Company of $65,037,500.

         (f) In conjunction with the Company's public offering in 1997, Parent and an affiliate purchased 3,011,719 Common Shares in a private placement concurrent with the Company's public offering in November of 1997 at the offering price of $22.75 per share for an aggregate cash purchase price of approximately $68.5 million. In addition, Parent and on affiliate purchased 52,163 Common Shares in 1997, at prices ranging from $7.79 to $13.25. In 1998, Parent and an affiliate purchased 239,599 Common Shares at prices ranging from $7.79 to $18.75. The Company's Common Shares referenced in this Item 1(f) were purchased by Parent and an affiliate during the following quarters of 1997 and 1998. During the fourth quarter of 1997, Parent and an affiliate purchased Common Shares at an average purchase price of $22.57. During the first quarter of 1998, Parent and an affiliate purchased Common Shares at an average purchase price of $12.29. During the fourth quarter of 1998, Parent and an affiliate purchased Common Shares at an average purchase price of $14.15.

ITEM 2. IDENTITY AND BACKGROUND.

         (a)-(d); (g) This Statement is being filed by Purchaser, Parent and Merck KGaA. The information set forth in Section 9 ("Certain Information Concerning Purchaser, Parent, Merck KGaA and Certain Related Parties") of the Offer to Purchase and Schedule I to it is incorporated by reference.

         (e)-(f) During the last five years, none of Purchaser, Parent or Merck KGaA, or to the best of the knowledge of Purchaser, Parent or Merck KGaA, any persons controlling Purchaser, or any of the persons listed on Schedule I to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a)-(b) The information set forth in Section 11 ("Background of the Offer; Contacts with the Company"), Section 12 ("Purpose of the Offer and the Proposed Merger; Plans for the Company") and Section 15 ("The Merger") of the Offer to Purchase is incorporated by reference.

ITEM 4. TERMS OF THE TRANSACTION.

         (a) The information set forth in Section 12 ("Purpose of the Offer and the Proposed Merger; Plans for the Company"), Section 1 ("Terms of the Offer"),
Section 2 ("Acceptance for Payment and Payment for Shares"), Section 4 ("Withdrawal Rights"), Section 14 ("Conditions of the Offer") and Section 15 ("The Merger") of the Offer to Purchase are incorporated by reference.

         (b) The information set forth in Section 9 ("Certain Information Concerning Purchaser, Parent, Merck KGaA and Certain Related Parties") and in
Section 15 ("The Merger") of the Offer to Purchase is incorporated by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a)-(e) The information set forth in Section 12 ("Purpose of the Offer and the Proposed Merger; Plans for the Company") and Section 15 ("The Merger") of the Offer to Purchase is incorporated by reference.

         (f)-(g) The information set forth in Section 13 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated by reference.

         (b) The information set forth in Section 18 ("Fees and Expenses") is incorporated by reference.

         (c)-(d) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated by reference.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a)-(d) The information set forth in Section 11 ("Background of the Offer; Contacts with the Company"), Section 12 ("Purpose of the Offer and the Proposed Merger; Plans for the Company"), Section 5 ("Certain Federal Income Tax Consequences"), Section 13 ("Certain Effects of the Transaction") and Section 6 ("Fairness of the Transaction") of the Offer to Purchase is incorporated by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

         (a)-(e) The information set forth in Section 6 ("Fairness of the Transaction") of the Offer to Purchase is incorporated by reference.

         (f) None of Purchaser, Parent, Merck KGaA or, to the best of Purchaser's, Parent's or Merck KGaA's knowledge, the Company, has received during the preceding 18 months a firm offer from an unaffiliated person for (i) the merger or consolidation of the Company into or with such person or of such person into or with the Company, (ii) the sale or other transfer of all or any substantial part of the assets of the Company, or (iii) securities of the Company that would enable the holder thereof to exercise control of the Company.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a)-(c) The information set forth in Section 6 ("Fairness of the Transaction") of the Offer to Purchase is incorporated by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) The information set forth in Section 11 ("Background of the Offer; Contacts with the Company"), Section 12 ("Purpose of the Offer and the Proposed Merger; Plans for the Company") and Section 9 ("Certain Information Concerning Purchaser, Parent, Merck KGaA and Certain Related Parties") of the Offer to Purchase is incorporated by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in Section 11 ("Background of the Offer; Contacts with the Company"), Section 12 ("Purpose of the Offer and Proposed Merger; Plans for the Company") and Section 15 ("The Merger") of the Offer to Purchase is incorporated by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

         (a)-(b) The information set forth in Section 15 ("The Merger") of the Offer to Purchase is incorporated by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

         (a) The information set forth in Section 15 ("The Merger") of the Offer to Purchase is incorporated by reference.

         (b) No provision has been made by Parent, Purchaser or Merck KGaA, and insofar as Parent, Purchaser or Merck KGaA are aware, no provision has been made by the Company in connection with the Offer or the Merger to allow unaffiliated securityholders to obtain access to the corporate files of the Company or of Parent, Purchaser or Merck KGaA or to obtain counsel or appraisal services at the expense of the Company or Parent, Purchaser or Merck KGaA.

         (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

         (a) The financial information contained in the Company's Annual Report on Form 10-K for the years ended December 31, 1998 and December 31, 1997 and its Quarterly Report on Form 10-Q for the period ended March 31, 1999 and the information set forth in Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase is incorporated by reference.

         (b) Parent, Purchaser and Merck KGaA do not believe pro forma data is material with regard to the Offer or the Merger.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         (a) No officer, employee, class of employees or corporate asset of the Company has been or is proposed to be employed, availed or utilized by Parent, Purchaser or Merck KGaA in connection with the Offer or the Merger, except to the extent that, in order to comply with requirements of the Securities Exchange Act of 1934, officers and employees of the Company have been required to prepare a filing on Schedule 14D-9 with regard to the Offer and amendments to that filing, and except to the extent that officers or employees of the Company may participate in preparation of a proxy statement or information statement relating to the Merger, if one is required.

         (b) The information set forth in Section 18 ("Fees and Expenses") of the Offer to Purchase is incorporated by reference.

ITEM 16. ADDITIONAL INFORMATION.

         Purchaser, Parent and Merck KGaA do not believe any additional information is necessary to make the statements made above in light of the circumstances under which they are made, not materially misleading.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

         (a)      Not applicable.

         (b)      (1) Opinion of BT Alex. Brown Incorporated, dated June 8,
                      1999.1

                  (2) Presentation of BT Alex. Brown Incorporated to the Board
                      of Directors and Special Committee of the Company in connection with its Opinion dated June 8, 1999.

                  (3) Opinion of Warburg Dillon Read LLC, dated June 8, 1999.1

                  (4) Presentation of Warburg Dillon Read LLC to the Board of
                      Directors and Special Committee of the Company in connection with its Opinion dated June 8, 1999.

         (c)      (1) Agreement and Plan of Merger, dated June 8, 1999.2

                  (2) Shareholder Agreement, dated June 8, 1999. 2

                  (3) Standstill Agreement, dated February 27, 1995. 2

                  (4) Amendment Number One to the Standstill Agreement, dated
                      September 15, 1995. 2

                  (5) Common Share and Warrant Purchase Agreement, dated
                      February 27, 1995.1

                  (6) Common Share and Debenture Purchase Agreement, dated
                      May 24, 1995.1

                  (7) Subordinated Debenture, dated September 15, 1995.1

         (d)      (1) Offer to Purchase, dated June 14, 1999.2

                  (2) Letter of Transmittal.2

                  (3) Notice of Guaranteed Delivery.2

                  (4) Form of letter, dated June 14, 1999, to brokers, dealers, commercial banks, trust companies and other nominees. 2

                  (5) Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients. 2

                  (6) Guidelines for Certification of Taxpayer Identification
                      Number on Substitute Form W-9. 2

                  (7) Summary Advertisement as published on June 14, 1999.2

                  (8) Press Release, dated June 9, 1999 (in German with English translation).2

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1 Incorporated by reference to the Schedule 14D-9 filed by the Company on June
14, 1999.

2 Incorporated by reference to the Schedule 14D-1 filed by Purchaser, Parent and Merck KGaA on June 14, 1999.

         (e) Description of Appraisal Rights (set forth in Section 15 ("The Merger") once Schedule IV to the Offer to Purchase). 2

         (f)      None.

                                    SIGNATURE


                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 14, 1999


                           EM SUBSIDIARY, INC.


                           By:          /s/ Dieter Janssen
                               Name:  Dieter Janssen
                               Title:  President


                           EM LABORATORIES, INCORPORATED


                           By:          /s/ Stephen J. Kunst
                               Name:  Stephen J. Kunst
                               Title:  Vice-President & Secretary



                           MERCK KGaA, DARMSTADT, GERMANY



                           By:          /s/ Klaus-Peter Brandis
                               Name:   Klaus-Peter Brandis
                               Title: Departmental Director (Abteilungsdirektor)

                                  EXHIBIT INDEX

EXHIBIT NO.                                DESCRIPTION

   (b)(2) Presentation of BT Alex. Brown Incorporated to the Board of Directors and Special Committee of the Company in connection with its Opinion dated June 8, 1999.


   (b)(4) Presentation of Warburg Dillon Read LLC to the Board of Directors and Special Committee of the Company in connection with its Opinion dated June 8, 1999.